WESTERN WIND ENERGY CORP.

632 FOSTER AVENUE	TELEPHONE:	604.839.4192
COQUITLAM, BC V3J 2L7	FACSIMILE:	604.939.1292
	www.westernwindenergy.com

N E W S   R E L E A S E

November 28, 2007

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 28,346,209

PROMOTION OF CURRENT CHIEF FINANCIAL OFFICER AND APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

James Henning, B.A., C.A., C.F.A., C.B.V., has been promoted to the new position of Managing Director, Project Finance, Mergers and Acquisitions

Western Wind Energy is pleased to announce that it has appointed Chris Thompson, B.Comm., C.A. as the Company’s new Chief Financial Officer, effective immediately.

Chris Thompson is a KPMG trained Chartered Accountant and through his company, TCC Consulting Ltd., has provided ongoing strategic, corporate finance, M&A and Canadian, US and UK regulatory compliance consulting services over the last 20 years to a number of public and private companies in a wide variety of sectors, including financial services, environmental engineering, real estate, e-gaming, biotech and information technology. Companies of which Mr. Thompson has worked closely with include Dow Jones Inc, Spectra Restaurant Group, World Gaming PLC, Ondine Biopharma Inc., the Bailey Group and Stockgroup Information Systems. Mr. Thompson holds a Bachelor of Commerce degree from the University of British Columbia and has extensive international experience having lived and worked oversees for a total of 10 years in both Asia and the West Indies.

GRANTING OF STOCK OPTIONS

Western Wind Energy wishes to announce that it has granted stock options to an officer of the Company to purchase 275,000 options exercisable at a price of $1.32 for a period of five years from the date of grant.

Western Wind Energy is the largest producing pure wind energy, publicly traded company (non-income trust) in North America. Western Wind Energy currently produces 34.5 MW of energy from over 500 wind turbine generators located in Southern California. Western Wind also has over 155 MW of expansion power sales agreements with the associated projects in the late stage of development. In addition, Western Wind Energy has a credible pipeline of over 1,300 MW of site locations in the State of California.

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi (Windridge) and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 154.5 megawatts from the sale of wind energy electrical generation, to two separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 26-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring exceptional land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.